Nutrition 21, Inc.
                              4 Manhattanville Road
                               Purchase, NY 10577

January 26, 2006

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington, D.C. 20549

RE:      NUTRITION 21, INC.
         FORM 10-K FOR FISCAL YEAR ENDED JUNE 30, 2005
         FILE NO. 001-12106

Dear Mr. Rosenberg:

This letter is in response to your comment letter of January 12, 2006 to Paul Intlekofer, Chief Operating Officer and Chief Financial Officer. We will address your comments in the order you presented them.

Item 7.  Management's Discussion and Analysis of Financial Condition and
         ---------------------------------------------------------------
         Results of Operations
         ---------------------

Overview, page 21
-----------------

Contractual Obligations, page 26
--------------------------------

COMMENT:

1. Please tell why management has excluded from the table of contractual obligations the obligations the Company has under the various research and license agreements with universities as disclosed in Note 13 to the Consolidated Financial Statements.

RESPONSE:

The Company lists in Item 7 under Contractual Obligations, monetary obligations outstanding at the end of the reporting period. As of June 30, 2005, there were no obligations payable under any research and license agreements with universities.

Consolidated Statements of Operations, page F-5
-----------------------------------------------

COMMENT:

2. It appears that amortization of intangible assets, which include patents, licenses, trademarks, trade names, and other, is classified as an operating cost and expense. We believe amortization related these intangible assets should be included in cost of product sales. Alternatively, include a parenthetical disclosure after the caption `cost of goods sold' indicating omission of amortization of the intangible assets and disclose the amount of amortization excluded in the notes. Please refer to SAB Topic 11:B. Please note, a discussion within your MD&A of gross margin excluding amortization of these intangible assets should be avoided. Please tell us how you intend to comply with this comment.

RESPONSE:

Beginning with our Form 10-Q for the quarter ended December 31, 2005, we will adopt a presentation that deletes any reference to gross profit and/or gross margin in the MD&A and the financial statements.

Notes to Consolidated Financial Statements
------------------------------------------

Note 1: Nature of Operations and Summary of Significant Accounting Policies
---------------------------------------------------------------------------

h)  Revenue Recognition, page F-9

COMMENT:

3. We note in the Overview section of your MD&A that fees for the grant of patent licenses are bundled on an undifferentiated basis with the price that the Company charges for its ingredients. Please tell how you recognize revenue on these transactions and how your accounting complies with EITF 00-21, Revenue Arrangements with Multiple Deliverables.

RESPONSE:

We license purchasers of our chromium picolinate to use this product for uses that we have patented. We only sell our chromium picolinate bundled with these licenses. We do not otherwise offer licenses to these patents. Our chromium picolinate has no value as a standalone item to the customer without these licenses. Accordingly, under EITF 00-21, we do not account for chromium picolinate sales (the delivered item sales) as a separate unit of accounting.

The Company acknowledges that:

      o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

      o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you wish to discuss our responses, please call me at (914) 701-4548.


Sincerely,

/s/ Alan J. Kirschbaum

Alan J. Kirschbaum
Vice President Finance & Treasury